SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

Harry S. Pangas

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

June 24, 2016

Via Edgar

Mr. James E. O’Connor

Senior Counsel

Division of Investment Management – Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation – Post-Effective Amendment No. 5 to Registration Statement on Form N-2

Dear Mr. O’Connor:

On June 15, 2015, we transmitted for filing on behalf of Harvest Capital Credit Corporation (the “Company”), under the Securities Act of 1933, as amended, the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (the “Registration Statement”). We hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s Registration Statement a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement updates the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-198362), a post-effective amendment of which was last filed with the Commission and declared effective by the Staff on August 27, 2015, by adding the following: (i) the Company’s audited financial statements, notes to the financial statements, and related disclosure as of and for the Company’s fiscal year ended December 31, 2015; (ii) the Company’s unaudited financial statements, notes to the financial statements, and related disclosure as of and for the quarter ended March 31, 2016; and (iii) updated disclosure on certain other matters, including the beneficial ownership of the Company’s common stock held by the Company’s officers, directors, and principal stockholders; the exemptive relief obtained by the Company in December 2015; and the agreed upon cap for the 2016 fiscal year on amounts to be paid by the Company under its administration agreement.

U.S. Securities and Exchange Commission

June 24, 2016

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0805 or my colleague R. Christian Walker at (202) 383-0872.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas